Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

Hall & Romkema Financial Services, LLC (the Company), was formed as a limited liability company (LLC) in East Lansing, Michigan during 2002. During 2003, the Company registered as a limited corporate securities broker-dealer firm with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to a clearing broker. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(ii).

Entity

These financial statements contain only the assets, liabilities, revenues and expenses specifically related to the business activities of the Company. They do not include the personal assets, liabilities, revenues or expenses of the individual members.

The Company's duration shall be perpetual, unless dissolved in accordance with the operating agreement.

Revenue Recognition

The Company recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting.

Accounts Receivable

The Company carries its accounts receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. The Company's policy is not to accrue interest on past due receivables.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Equipment and Depreciation

Property and equipment are carried at cost and include expenditures for new additions and those that substantially increase the useful lives of existing assets. Depreciation is computed at various rates by use of the straight-line method over the estimated useful lives of the assets, generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property and equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation amounted to $69 for the year ended December 31, 2015.

Long-lived Assets

Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Income Taxes

No provision has been made for federal and state income taxes since the proportionate share of the Company's income or loss is included in the personal tax returns of the members.

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Income Taxes (Continued)

The Company's policy is to recognize penalties and interest as incurred in its Statement of Income.

The Company's federal and state income tax returns for 2012 through 2015 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Note B - Related Party Transactions:

Coolidge Road Leasing, Inc.

The Company's members are also owners of Coolidge Road Leasing, Inc., an employee leasing company (the leasing company). The Company leases labor from the leasing company. A total of $112,800 was paid by the Company to the leasing company for labor for the year ended December 31, 2015.

Hall & Romkema, PLC

Two of the Company's members are also owners of Hall & Romkema PLC, a certified public accounting firm (the accounting firm). The Company shares office space with the accounting firm. A total of $6,384 was paid by the Company to the accounting firm for office usage and occupancy expenses for the year ended December 31, 2015.

The Company paid the accounting firm $24,718 for professional advisory, accounting, insurance and promotional fees during the year ended December 31, 2015. The Company recorded a prepaid asset of $2,880 related to insurance costs paid to the accounting firm at December 31, 2015.

Note C - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances.

The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

Note D - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $5,000. At December 31, 2015, the Company's net capital was $118,536 which was $113,536 in excess of its minimum net capital requirement. There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the unaudited Part II of Form X-17A-5 as of December 31, 2015.

Note E - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the year ended December 31, 2015, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note F - Subsequent Events:

The Company has evaluated subsequent events through February 18, 2016, the date on which the financial statements were available to be issued.